As filed with the Securities and Exchange Commission on
June 10, 2025
Securities Act File
No. 333-278477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 14	☒

Apollo Debt Solutions BDC
(Exact name of registrant as specified in its charter)

9 West 57th Street
New York,
NY
10019
(212)
515-3450
(Address and telephone number, including area code, of principal executive offices)
Kristin Hester
Apollo Debt Solutions BDC
9 West 57th Street
New York,
NY
10019
(Name and address of agent for service)
COPIES TO:
David W. Blass, Esq.
Steven Grigoriou, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001

Approximate Date of Proposed Public Offering:
From time to time after the effective date of this Registration Statement.
If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒
It is proposed that this filing will become effective (check appropriate box)

☒	This post-effective amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 14 (the “Amendment”) to the Registration Statement on Form N-2, as amended (No. 333-278477) of Apollo Debt Solutions BDC (the “Registrant” or the “Fund”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 14 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 14 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 14 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of Apollo Debt Solutions BDC are included in Part A of this Registration Statement.

(2) Exhibits

(a)(1)	Fifth Amended and Restated Declaration of Trust of the Fund (incorporated by reference to Exhibit 3.1 to the Fund’s Annual Report on Form 10-K, filed on March 13, 2025)

(b)	Third Amended and Restated Bylaws of the Fund (incorporated by reference to Exhibit 3.2 to the Fund’s Annual Report on Form 10-K, filed on March 14, 2024)

(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)

(e)	Amended and Restated Distribution Reinvestment Plan, dated November 7, 2024 (incorporated by reference to Exhibit 4.2 to the Fund’s Quarterly Report on Form 10-Q, filed on November 8, 2024)

(g)	Third Amended and Restated Advisory Agreement between the Fund and the Adviser, dated March 13, 2025 (incorporated by reference to Exhibit 10.1 to the Fund’s Annual Report on Form 10-K, filed on March 13, 2025)

(h)(1)	Intermediary Manager Agreement between the Fund and the Intermediary Manager, dated November 10, 2021 (incorporated by reference to Exhibit 10.2 to the Fund’s Annual Report on Form 10-K, filed on March 30, 2022)

(h)(2)	Form of Selected Intermediary Agreement (incorporated by reference to Exhibit (h)(2) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-258155), filed on October 26, 2021)

(h)(3)	Amended and Restated Distribution and Shareholder Servicing Plan of the Fund, dated November 14, 2022 (incorporated by reference to Exhibit 10.4 to the Fund’s Annual Report on Form 10-K, filed on March 16, 2023)

(j)	Custodian Agreement between the Fund and State Street Bank and Trust Company, dated November 3, 2021 (incorporated by reference to Exhibit 10.5 to the Fund’s Annual Report on Form 10-K, filed on March 30, 2022)

(k)(1)	Amended and Restated Administration Agreement between the Fund and the Administrator, dated March 13, 2025 (incorporated by reference to Exhibit 10.6 to the Fund’s Annual Report on Form 10-K, filed on March 13, 2025)

(k)(2)	Escrow Agreement by and among the Fund, Apollo Global Securities, LLC, and UMB Bank, N.A., dated October 14, 2021 (incorporated by reference to Exhibit 10.7 to the Fund’s Annual Report on Form 10-K, filed on March 30, 2022)

(k)(3)	Agency Agreement between the Fund and DST Systems, Inc., dated September 29, 2021 (incorporated by reference to Exhibit 10.8 to the Fund’s Annual Report on Form 10-K, filed on March 30, 2022)

(k)(4)	Multi-Class Plan, dated October 29, 2021 (incorporated by reference to Exhibit 10.12 to the Fund’s Annual Report on Form 10-K, filed on March 30, 2022)

(k)(5)	Expense Support and Conditional Reimbursement Agreement by and among the Fund and Adviser, dated July 22, 2021 (incorporated by reference to Exhibit 10.9 to the Fund’s Annual Report on Form 10-K, filed on March 30, 2022)

(k)(6)	Facility Agreement between the Fund and Goldman Sachs Bank USA, as financing provider, dated February 22, 2021 (incorporated by reference to Exhibit (k)(6) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-258155), filed on July 23, 2021)

(k)(7)	Loan and Servicing Agreement, dated as of January 7, 2022, by and between Mallard Funding LLC, a subsidiary of the Fund, with Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on January 11, 2022)

(k)(8)	Purchase and Sale Agreement, dated as of January 7, 2022, by and between Mallard Funding LLC and the Fund (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on January 11, 2022)

(k)(9)	Credit and Security Agreement, dated as of January 7, 2022, by and between Cardinal Funding LLC, a subsidiary of the Fund, with Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on January 11, 2022)

(k)(10)	Sale and Contribution Agreement, dated January 7, 2022, by and between Cardinal Funding LLC and the Fund (incorporated by reference to Exhibit 10.4 to the Fund’s Current Report on Form 8-K, filed on January 11, 2022)

(k)(11)	Senior Secured Revolving Credit Agreement between the Fund, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, dated March 11, 2022 (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on March 15, 2022)

(k)(12)	Amendment No. 1 to the Credit and Security Agreement, dated as of April 7, 2022, by and between Cardinal Funding LLC, a subsidiary of the Fund, with Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on April 20, 2022)

(k)(13)	Senior Credit Facility Agreement dated July 7, 2022, between Grouse Funding LLC, as borrower, the lenders from time to time parties thereto, Goldman Sachs Bank USA, as syndication agent and administrative agent, State Street Bank and Trust Company, as collateral agent and collateral custodian, and Virtus Group, LP, as collateral administrator (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on July 12, 2022)

(k)(14)	Sale and Contribution Agreement dated July 7, 2022, between the Fund, as seller, and Grouse Funding LLC, as purchaser (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on July 12, 2022)

(k)(15)	Non-Recourse Carveout Guaranty Agreement dated July 7, 2022, by the Fund in favor of (a) State Street Bank and Trust Company as collateral agent for and on behalf of the Secured Parties and (b) Goldman Sachs Bank USA as lender, administrative agent and calculation agent (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on July 12, 2022)

(k)(16)	Amendment No. 4 to the Credit and Security Agreement, dated as of December 9, 2022, by and between Cardinal Funding LLC, a subsidiary of the Fund, with Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on December 12, 2022)

(k)(17)	Credit Agreement, dated October 6, 2023, Merlin Funding LLC, as borrower, the Fund, in its capacity as subordinated lender, the lenders from time to time parties thereto, Morgan Stanley Senior Funding, Inc., as Administrative Agent and as a lender, and Deutsche Bank National Trust Company, as Collateral Agent, account bank and collateral custodian (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on October 12, 2023)

(k)(18)	Security Agreement, dated October 6, 2023, by and among Merlin Funding LLC, as borrower, Morgan Stanley Senior Funding, Inc. as Administrative Agent and Deutsche Bank National Trust Company, as Collateral Agent (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on October 12, 2023)

(k)(19)	Warehouse Collateral Management Agreement, dated October 6, 2023, by and between Merlin Funding LLC, as borrower and the Fund, as warehouse collateral manager (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on October 12, 2023)

(k)(20)	Amended and Restated Senior Secured Revolving Credit Agreement dated October 12, 2023, between the Fund, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on October 17, 2023)

(k)(21)	Second Amendment to Credit Agreement, dated February 1, 2024, Merlin Funding LLC, as borrower, the Fund, in its capacities as subordinated lender and warehouse collateral manager, and Morgan Stanley Senior Funding, Inc., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on February 7, 2024)

(k)(22)	Third Amendment to Credit Agreement, dated February 16, 2024, Merlin Funding LLC, as borrower, the Fund, in its capacities as subordinated lender and warehouse collateral manager, and Morgan Stanley Senior Funding, Inc., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on February 21, 2024)

(k)(23)	Indenture, dated as of March 21, 2024, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on March 22, 2024)

(k)(24)	First Supplemental Indenture, dated as of March 21, 2024, relating to the 6.900% Notes due 2029, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on March 22, 2024)

(k)(25)	Form of 6.900% Notes due 2029 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on March 22, 2024)

(k)(26)	Registration Rights Agreement, dated as of March 21, 2024, relating to the Notes, by and among the Fund and BofA Securities, Inc., BNP Paribas Securities Corp., and SMBC Nikko Securities America, Inc., as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on March 22, 2024)

(k)(27)	Fourth Amendment to Credit Agreement, dated July 11, 2024, Merlin Funding LLC, as borrower, the Fund, in its capacities as subordinated lender and warehouse collateral manager, and Morgan Stanley Senior Funding, Inc., as Administrative Agent (incorporated by reference to Exhibit 10.1 the Fund’s Current Report on Form 8-K, filed on July 15, 2024)

(k)(28)	Amendment No. 6 to the Credit and Security Agreement, dated as of July 19, 2024, by and between Cardinal Funding LLC, a subsidiary of the Fund, with Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on July 24, 2024)

(k)(29)	Second Supplemental Indenture, dated as of July 29, 2024, relating to the 6.700% Notes due 2031, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on July 29, 2024)

(k)(30)	Form of 6.700% Notes due 2031 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on July 29, 2024)

(k)(31)	Registration Rights Agreement, dated as of July 29, 2024, relating to the Notes, by and among the Fund and Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, and SMBC Nikko Securities America, Inc., as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on July 29, 2024)

(k)(32)	Fifth Amendment to Credit Agreement, dated August 15, 2024, Merlin Funding LLC, as borrower, the Fund, in its capacities as subordinated lender and warehouse collateral manager, and Morgan Stanley Senior Funding, Inc., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on August 19, 2024)

(k)(33)	Registration Rights Agreement, dated as of September 19, 2024, relating to the Notes, by and among the Fund and BofA Securities, Inc., BNP Paribas Securities Corp., and SMBC Nikko Securities America, Inc., as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on September 19, 2024)

(k)(34)	Fourth Amendment to the Mallard Funding Secured Credit Facility, dated as of September 19, 2024, by and between Mallard Funding LLC, a subsidiary of the Fund, with Morgan Stanley Senior Funding, Inc., as administrative agent and The Bank of New York Mellon Trust Company, National Association, as collateral agent, collateral custodian and account bank (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on September 24, 2024)

(k)(35)	Purchase and Placement Agency Agreement, dated as of October 9, 2024, by and among ADS CLO 1 LLC, as issuer, Morgan Stanley & Co. LLC, as initial purchaser and placement agent and Apollo Global Securities Inc., as co-placement agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on October 11, 2024)

(k)(36)	Indenture, dated as of October 9, 2024, by and between ADS CLO 1 LLC, as issuer and Deutsche Bank National Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on October 11, 2024)

(k)(37)	Collateral Management Agreement, dated as of October 9, 2024, by and between ADS CLO 1 LLC, as issuer, and the Fund, as collateral manager (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on October 11, 2024)

(k)(38)	Master Loan Sale Agreement, dated as of October 9, 2024, by and among the Fund, as transferor, ADS CLO 1 Depositor LLC, as retention holder and ADS CLO 1 LLC, as issuer (incorporated by reference to Exhibit 10.4 to the Fund’s Current Report on Form 8-K, filed on October 11, 2024)

(k)(39)	Second Amended and Restated Senior Secured Revolving Credit Agreement, dated as of October 17, 2024, by and among the Fund, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on October 21, 2024)

(k)(40)	Registration Rights Agreement, dated as of November 21, 2024, relating to the Notes, by and among the Fund and Citigroup Global Markets, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and SMBC Nikko Securities America, Inc., as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on November 21, 2024)

(k)(41)	Third Supplemental Indenture, dated as of January 16, 2025, relating to the 6.550% Notes due 2032, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on January 16, 2025)

(k)(42)	Form of 6.550% Notes due 2032 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on January 16, 2025)

(k)(43)	Registration Rights Agreement, dated as of January 16, 2025, relating to the Notes, by and among the Fund and Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC, as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on January 16, 2025)

(k)(44)	First Credit Facility Amendment to the Secured Credit Facility, dated as of January 30, 2025, by and between Grouse Funding LLC, a subsidiary of the Fund, with Goldman Sachs Bank USA, as syndication agent and administrative agent, State Street Bank and Trust Company, as collateral custodian and collateral agent, and Virtus Group, LP, as collateral administrator (incorporated by reference to Exhibit 10.1 the Fund’s Current Report on Form 8-K, filed on February 3, 2025)

(k)(45)	Credit Agreement, dated February 18, 2025, Bluejay Funding LLC, as borrower, the Fund, in its capacities as collateral manager and equity investor, the lenders from time to time parties thereto and BNP Paribas, as Administrative Agent and as a lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on February 21, 2025)

(k)(46)	Warehouse Collateral Management Agreement, dated February 18, 2025, by and between Bluejay Funding LLC, as borrower and the Fund, as collateral manager (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on February 21, 2025)

(k)(47)	Loan Sale and Contribution Agreement, dated February 18, 2025, by and between Bluejay Funding LLC, as buyer and the Fund, as seller (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on February 21, 2025)

(k)(48)	Credit Agreement, dated March 25, 2025, Barn Owl Funding LLC, as borrower, the Fund, in its capacities as collateral manager and subordinated investor and Bank of America, N.A., as lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on March 28, 2025)

(k)(49)	Warehouse Collateral Management Agreement, dated March 25, 2025, by and between Barn Owl Funding LLC, as borrower and the Fund, as collateral manager (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on March 28, 2025)

(k)(50)	Loan Sale and Contribution Agreement, dated March 25, 2025, by and between Barn Owl Funding LLC, as buyer and the Fund, as seller (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on March 28, 2025)

(k)(51)	First Amendment to Credit Agreement, dated April 8, 2025, Barn Owl Funding LLC, as borrower, Apollo Debt Solutions BDC, in its capacities as subordinated investor and collateral manager, and Bank of America, N.A., as Lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025)

(k)(52)	Purchase and Placement Agreement, dated as of May 28, 2025, by and among ADL CLO 1 LLC, as issuer, BNP Paribas Securities Corp., as initial purchaser and Apollo Global Securities, LLC, as co-placement agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on May 30, 2025)

(k)(53)	Indenture, dated as of May 28, 2025, by and between ADL CLO 1 LLC, as issuer and U.S. Bank Trust Company, National Association, as collateral trustee (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on May 30, 2025)

(k)(54)	Class A-1a-L1 Credit Agreement, dated as of May 28, 2025, by and among ADL CLO 1 LLC, as borrower, U.S. Bank Trust Company, National Association, as loan agent and collateral trustee and the lenders party thereto (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on May 30, 2025)

(k)(55)	Class A-1a-L2 Credit Agreement, dated as of May 28, 2025, by and among ADL CLO 1 LLC, as borrower, U.S. Bank Trust Company, National Association, as loan agent and collateral trustee and the lenders party thereto (incorporated by reference to Exhibit 10.4 to the Fund’s Current Report on Form 8-K, filed on May 30, 2025)

(k)(56)	Class A-1b Credit Agreement, dated as of May 28, 2025, by and among ADL CLO 1 LLC, as borrower, U.S. Bank Trust Company, National Association, as loan agent and collateral trustee and the lenders party thereto (incorporated by reference to Exhibit 10.5 to the Fund’s Current Report on Form 8-K, filed on May 30, 2025)

(k)(57)	Collateral Management Agreement, dated as of May 28, 2025, by and between ADL CLO 1 LLC, as issuer, and Apollo Debt Solutions BDC, as collateral manager (incorporated by reference to Exhibit 10.6 to the Fund’s Current Report on Form 8-K, filed on May 30, 2025)

(k)(58)	Master Loan Sale Agreement, dated as of May 28, 2025, by and among Apollo Debt Solutions BDC, as transferor, ADL CLO 1 Depositor LLC, as retention holder and ADL CLO 1 LLC, as issuer (incorporated by reference to Exhibit 10.7 to the Fund’s Current Report on Form 8-K, filed on May 30, 2025)

(k)(59)	Second Amendment to Credit Agreement, dated June 2, 2025, Barn Owl Funding LLC, as borrower, Apollo Debt Solutions BDC, in its capacities as subordinated investor and collateral manager, and Bank of America, N.A., as Lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on June 5, 2025)

(l)	Opinion of Richards, Layton & Finger, P.A. (incorporated by reference to Exhibit (l) to the Fund’s Registration Statement on Form N-2 (File No. 333-278477), filed on April 2, 2024)

(n)(1)	Consent of Independent Registered Public Accounting Firm (incorporated by reference to Exhibit (n)(1) to the Fund’s Registration Statement on Form N-2 (file No. 333-278477), filed on April 17, 2025)

(n)(2)	Report of Independent Registered Accounting Firm (incorporated by reference to the Fund’s Annual Report on Form 10-K, filed on March 13, 2025)

(n)(3)	Power of Attorney (incorporated by reference to Exhibit (n)(4) to the Fund’s Registration Statement on Form N-2 (File No. 333-278477), filed on April 2, 2024)

(p)	Subscription Agreement for Seed Capital (incorporated by reference to Exhibit (p) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-258155), filed on October 26, 2021)

(r)(1)	Code of Ethics of the Fund (incorporated by reference to Exhibit 14.1 to the Fund’s Annual Report on Form 10-K, filed on March 13, 2025)

(r)(2)	Code of Ethics of the Adviser (incorporated by reference to Exhibit (r)(2) to the Fund’s Registration Statement on Form N-2 (file No. 333-278477), filed on April 17, 2025)

(s)	Filing Fee Table (incorporated by reference to Exhibit (s) to the Fund’s Registration Statement on Form N-2 (File No. 333-278477), filed on April 2, 2024)

104	Interactive Data File (embedded within the Inline XBRL document)

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$730,000
FINRA filing fee	$225,500
Legal	$2,968,000
Printing	$713,000
Accounting	$70,000
Blue sky expenses	$400,000
Advertising and sales literature	$706,000
Due diligence	$318,000
Miscellaneous fees and expenses	$877,685

Total	$7,008,185

Item 28. Persons Controlled By Or Under Common Control

None.

Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common shares at February 28, 2025.

Title of Class	Number of Record Holders
Class S	10,497
Class D	157
Class I	7,362
Total	18,016

Item 30. Indemnification

The information contained under the heading “Description of our Common Shares.” “Advisory Agreement and Administration Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant obtains and maintains liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which Apollo Credit Management, LLC, and each managing director, director or executive officer of Apollo Credit Management, LLC, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding Apollo Credit Management, LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-72098), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;

(2)	the transfer agent;

(3)	the Custodian;

(4)	the Adviser; and

(5)	the Administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

iii.

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C 17 CFR 230.430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act 17 CFR 230.497(b), (c), (d) or (e) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act 17 CFR 230.430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)

that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i.	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act 17 CFR 230.497;

ii.

the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iii.	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 10th day of June 2025.

APOLLO DEBT SOLUTIONS BDC

By:	/s/ Earl Hunt
Name:	Earl Hunt
Title:	Chairperson, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Earl Hunt Earl Hunt	Chairperson, Chief Executive Officer and Trustee	June 10, 2025

/s/ Eric Rosenberg Eric Rosenberg	Chief Financial Officer	June 10, 2025

/s/ Meredith Coffey* Meredith Coffey	Trustee	June 10, 2025

/s/ Christine Gallagher* Christine Gallagher	Trustee	June 10, 2025

/s/ Michael Porter* Michael Porter	Trustee	June 10, 2025

/s/ Carl J. Rickertsen* Carl J. Rickertsen	Trustee	June 10, 2025

*By:	/s/ Earl Hunt
Earl Hunt
As Agent or Attorney-in-Fact

June 10, 2025

The original powers of attorney authorizing Earl Hunt, Eric Rosenberg, Kristin Hester, Ryan Del Giudice and Adam Eling to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as an Exhibit to the Registration Statement on Form N-2 (file No. 333-278477), filed on April 2, 2024.